# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Leslie's, Inc., CIK 0001821806
CUSIP: 527064109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2005 East Indian School Road, Phoenix, Arizona (AZ), 85016
Date of event which requires filing of this statement: 07/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001562855

## Reporting persons
- Clarkston Capital Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Michigan (MI); does not affirm membership in a group (box b); sole voting power 80,000; shared voting power 0; sole dispositive power 80,000; shared dispositive power 0; aggregate amount beneficially owned 80,000 (0.04% of the class)
- Clarkston Companies, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Michigan (MI); does not affirm membership in a group (box b); sole voting power 80,000; shared voting power 0; sole dispositive power 80,000; shared dispositive power 0; aggregate amount beneficially owned 80,000 (0.04% of the class)
- Modell Capital LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Michigan (MI); does not affirm membership in a group (box b); sole voting power 80,000; shared voting power 0; sole dispositive power 80,000; shared dispositive power 0; aggregate amount beneficially owned 80,000 (0.04% of the class)
- Jeffrey A. Hakala: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 80,000; shared voting power 0; sole dispositive power 80,000; shared dispositive power 0; aggregate amount beneficially owned 80,000 (0.04% of the class)
- Gerald W. Hakala: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 80,000; shared voting power 0; sole dispositive power 80,000; shared dispositive power 0; aggregate amount beneficially owned 80,000 (0.04% of the class)
- Jeremy J. Modell: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 80,000; shared voting power 0; sole dispositive power 80,000; shared dispositive power 0; aggregate amount beneficially owned 80,000 (0.04% of the class)

## Item 1. Issuer
Name of issuer: Leslie's, Inc.
Address of issuer's principal executive offices: 2005 East Indian School Road, Phoenix, AZ 85016

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is filed jointly pursuant to that certain Joint Filing Agreement filed herewith as Exhibit 99.1 by: Clarkston Capital Partners, LLC ("CCP"), Clarkston Companies, Inc. ("CC"), Modell Capital LLC ("MC"), Jeffrey A. Hakala, Gerald W. Hakala, Jeremy J. Modell
Address of principal business office or, if none, residence: 303 E Third St., Suite 110, Rochester, MI 48307
Citizenship: CCP and MC are Michigan limited liability companies. CC is a Michigan corporation. Jeffrey A. Hakala, Gerald W. Hakala, and Jeremy J. Modell (the "Individual Reporting Persons") are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item (4) is set forth in Row 9 of cover page for each of the Reporting Persons and is incorporated herein by reference.

Based upon 185,421,657 shares of Common Stock, par value $0.001 per share ("Common Stock"), of Leslie's, Inc. (the "Issuer") outstanding as of May 2, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.
Percent of class: 0.04%
Sole power to vote or to direct the vote: 80,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 80,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares reported in this statement have been purchased by CCP on behalf of CCP's discretionary clients or by a control person of CCP in an account over which such control person has beneficial ownership. CCP's clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities held in their accounts, subject to CCP's general authority to invest and reinvest the assets in each account under its management.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: With respect to CC, MC and the Individual Reporting Persons, see Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Clarkston Capital Partners, LLC: /s/ Jeffrey A. Hakala, Chief Executive Officer (08/04/2025)
- Clarkston Companies, Inc.: /s/ Jeffrey A. Hakala, Chief Executive Officer and President (08/04/2025)
- Modell Capital LLC: /s/ Jeremy J. Modell, Member (08/04/2025)
- Jeffrey A. Hakala: /s/ Jeffrey A. Hakala, Jeffrey A. Hakala (08/04/2025)
- Gerald W. Hakala: /s/ Gerald W. Hakala, Gerald W. Hakala (08/04/2025)
- Jeremy J. Modell: /s/ Jeremy J. Modell, Jeremy J. Modell (08/04/2025)